Exhibit 12

CENTERPOINT ENERGY, INC. AND SUBSIDIARIES

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
(Millions of Dollars)

	Nine Months Ended September 30,
	2010 (1)	2011 (1)
Income before extraordinary item	$318	$653
Equity in earnings of unconsolidated affiliates, net of distributions	4	3
Income taxes	223	362
Capitalized interest	(5)	(5)
	540	1,013

Fixed charges, as defined:

Interest	470	437
Capitalized interest	5	5
Interest component of rentals charged to operating expense	20	11
Total fixed charges	495	453

Earnings, as defined	$1,035	$1,466

Ratio of earnings to fixed charges	2.09	3.24
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(1)
Excluded from the computation of fixed charges for the nine months ended September 30, 2010 and 2011 is interest expense of $6 million and interest income of $12 million, respectively. which is included in income tax expense.